Exhibit 99.1

Arbe to Announce Second Quarter 2025 Financial Results

and to Hold a Conference Call on August 7, 2025

Tel Aviv, Israel, July 21, 2025 — Arbe Robotics Ltd. (Nasdaq, TASE: ARBE), a global leader in perception radar solutions, today announced that it will hold its second quarter 2025 conference call on Thursday, August 7, 2025 at 8:30 a.m. Eastern Time. The company will issue its financial results before the US market opens that same day.

Conference Call and Webcast Details

Speakers will include Kobi Marenko, Co-Founder and Chief Executive Officer and Karine Pinto-Flomenboim, Chief Financial Officer.

The live call may be accessed via telephone at:

US Toll Free: 1-866-8609642

Israel: 03-9180609

Internationally: +972-3-9180609

The company encourages participants to pre-register for the conference call using the following link: https://Veidan.activetrail.biz/Arbeq2-2025.

Participants may pre-register at any time, including up to and after the call start time. The live webcast will be accessible from the same link on the day of the call and can also be accessed from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

An archived webcast of the conference call will also be made available on the website the day following the call.

About Arbe

Arbe (Nasdaq, TASE: ARBE), a global leader in perception radar solutions, is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the effect of tariffs and trade policies, including policies which may affect the market for electric vehicles, of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Information contained on, or that can be accessed through, our website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft & Kenny Green

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040